Exhibit 99.4

IMMURON LIMITED

[ABN: 80 063 114 045]

Notice of 2020 Annual General Meeting and Explanatory Memorandum

Date of Meeting:	Thursday, 29 October 2020

Time of Meeting:	4:30pm (AEST)

Registration from:	4:15pm (AEST)

Place of Meeting:	The meeting will be conducted by Zoom conference.

Covid 19 arrangements

To avoid needing to attend the meeting, Shareholders are strongly encouraged to vote by lodging a directed proxy appointing the Chairman before 4:30pm (AEST), Tuesday,27 October 2020. Instructions for lodging proxies are included on your personalised proxy form.

Shareholders who wish to attend, or to appoint a proxy other than the Chairman to attend, by Zoom webinar must register at least 2 business days before the meeting at: https://us02web.zoom.us/webinar/register/WN_Y1OGfVujSpiWQjqQzV7LFQ After registering, you will receive a confirmation email containing information about joining the webinar.

Please note that if Government directives or other restrictions prohibiting physical meetings or making holding physical meetings impractical change, the Company may change arrangements for attendance and participation by Zoom. Because conditions and potential restrictions or other requirements for meetings relating to Covid-19 can change rapidly, if it becomes necessary or appropriate to make alternative arrangements to those set out in this Notice of AGM the Company will announcement the alternative arrangements to ASX. Shareholders are encouraged to check for announcements at the ASX website www.asx.com.au under the Company’s code IMC.

Following recent modifications brought to the Corporations Act 2001 and the Corporations Regulations 2001 under the Corporations (Coronavirus Economic Response) Determination (No.1) 2020, no hard copy of the Notice of Annual General Meeting and Explanatory Memorandum will be circulated and shareholders will instead be notified of how to access the Notice of Annual General Meeting and Explanatory Memorandum.

This is an important document. It should be read in its entirety.

If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

IMMURON LIMITED

ABN: 80 063 114 045

NOTICE OF 2020 ANNUAL GENERAL MEETING

Notice is hereby given that the 2020 Annual General Meeting of Immuron Limited [ABN 80 063 114 045] will be held by Zoom on Thursday, 29 October 2020 at 4:30pm (AEST).

Please refer to the note on the front cover of this Notice of Meeting regarding Covid-19 related restrictions and lodging proxies and/or attending by Zoom.

The attached Explanatory Memorandum (Memorandum) is provided to supply Shareholders with information to enable Shareholders to make an informed decision regarding the Resolutions set out in this Notice of Annual General Meeting (Notice). The Memorandum is to be read in conjunction with this Notice.

This Notice should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser prior to voting.

ORDINARY BUSINESS

2020 ANNUAL FINANCIAL STATEMENTS

To receive and consider the annual financial report of the Company for the financial year ended 31 June 2020 together with the declaration of the Directors, the Directors’ Report, the Remuneration Report and the Auditor’s report.

Note: Except for as provided for in Resolution 1, there is no requirement for approval of the annual financial report. Accordingly, no resolution will be put to shareholders on this item of business.

RESOLUTION 1: NON-BINDING RESOLUTION TO ADOPT REMUNERATION REPORT

To consider and, if thought fit, pass the following resolution as a non-binding ordinary resolution:

"That the Company approve the adoption of the Remuneration Report, included in the Directors’ Report, for the year ended 30 June 2020."

A voting exclusion statement in respect of this Resolution is set out below.

RESOLUTION 2: RE-ELECTION OF DR ROGER ASTON AS A DIRECTOR

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That Dr Roger Aston, who retires by rotation in accordance with the Company’s constitution and, being eligible, offers himself for re-election, be re-elected as a Director of the Company."

RESOLUTION 3 – RATIFICATION OF PRIOR ISSUE OF SHARES - PUBLIC OFFERING OF ADSs

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That, for the purposes of Listing Rule 7.4 and for all other purposes, shareholders ratify the prior issue of 42,766,720 fully paid ordinary shares at an issue price of US$0.46875 (46.875 US cents) per share (represented by 1,066,668 American Depository Shares (ADSs) at an issue price of US$18.75 per ADS) in a registered direct offering to unrelated investors that did not require disclosure under Chapter 6D of the Corporations Act who were identified by H.C. Wainwright & Co., L.L.C., on 24 July 2020 as described in the Memorandum which accompanied and formed part of the Notice of Meeting.”

A voting exclusion statement in respect of this Resolution is set out below.

RESOLUTION 4 - APPROVAL TO REFRESH EXECUTIVE SHARE OPTION PLAN

To consider and, if thought fit, to pass, the following as an ordinary resolution:

"THAT, for the purposes of ASX Listing Rule 7.2 exception 13 and for all other purposes, shareholders approve the Company’s Executive Share Option Plan (an employee incentive scheme), as described in the Memorandum which accompanied and formed part of the Notice of Meeting."

A voting exclusion statement in respect of this Resolution is set out below.

RESOLUTION 5 - ADOPTION OF NON-EXECUTIVE DIRECTOR REMUNERATION POOL

To consider and, if thought fit, to pass, the following as an ordinary resolution:

"That, for the purposes of ASX Listing Rule 10.17, the Constitution and for all other purposes, the maximum aggregate sum that may be payable collectively to the Non-Executive Directors of the Company be increased by $250,000 per annum, from $500,000 per annum to $750,000 per annum as described in the Memorandum which accompanied and formed part of the Notice of Meeting."

A voting exclusion statement in respect of this Resolution is set out below.

RESOLUTION 6A: APPROVAL TO ISSUE SHARES TO A DIRECTOR – DR ROGER ASTON

To consider, and if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

“That, for the purpose of ASX Listing Rule 10.11 and all other purposes, shareholders approve the issue of 712,500 fully paid ordinary shares at a deemed issue price of $0.08 (8 cents) each in lieu of cash payment of fees in the amount of $57,000 to Dr Roger Aston, a director of the Company (and/or his nominee(s)), described in the Memorandum which accompanied and formed part of the Notice of Meeting.”

A voting exclusion statement in respect of this Resolution is set out below.

RESOLUTION 6B: APPROVAL TO ISSUE SHARES TO A DIRECTOR – MR DANIEL POLLOCK

To consider, and if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

“That, for the purpose of ASX Listing Rule 10.11 and all other purposes, shareholders approve the issue of 618,750 fully paid ordinary shares at a deemed issue price of $0.08 (8 cents) each in lieu of cash payment of fees in the amount of $49,500 to Mr Daniel Pollock, a director of the Company (and/or his nominee(s)), as described in the Memorandum which accompanied and formed part of the Notice of Meeting.”

A voting exclusion statement in respect of this Resolution is set out below.

RESOLUTION 6C: APPROVAL TO ISSUE SHARES TO A DIRECTOR – PROF. RAVI SAVARIRAYAN

To consider, and if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

“That, for the purpose of ASX Listing Rule 10.11 and all other purposes, shareholders approve the issue of 468,750 fully paid ordinary shares at a deemed issue price of $0.08 (8 cents) each in lieu of cash payment of fees in the amount of $37,500 to Prof. Ravi Savarirayan, a director of the Company (and/or his nominee(s)), as described in the Memorandum which accompanied and formed part of the Notice of Meeting.”

A voting exclusion statement in respect of this Resolution is set out below.

RESOLUTION 6D: APPROVAL TO ISSUE SHARES TO A DIRECTOR – MR STEPHEN ANASTASIOU

To consider, and if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

“That, for the purpose of ASX Listing Rule 10.11 and all other purposes, shareholders approve the issue of 468,750 fully paid ordinary shares at a deemed issue price of $0.08 (8 cents) each in lieu of cash payment of fees in the amount of $37,500 to Mr Stephen Anastasiou, a director of the Company (and/or his nominee(s)), as described in the Memorandum which accompanied and formed part of the Notice of Meeting.”

A voting exclusion statement in respect of this Resolution is set out below.

RESOLUTION 6E: APPROVAL TO ISSUE SHARES TO A DIRECTOR – MR PETER ANASTASIOU

To consider, and if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

“That, for the purpose of ASX Listing Rule 10.11 and all other purposes, shareholders approve the issue of 468,750 fully paid ordinary shares at a deemed issue price of $0.08 (8 cents) each in lieu of cash payment of fees in the amount of $37,500 to Mr Peter Anastasiou, a director of the Company (and/or his nominee(s)), as described in the Memorandum which accompanied and formed part of the Notice of Meeting.”

A voting exclusion statement in respect of this Resolution is set out below.

RESOLUTION 7A: APPROVAL TO ISSUE OPTIONS TO DR ROGER ASTON

To consider, and if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

“That, for the purpose of ASX Listing Rule 10.14 and all other purposes, shareholders approve the issue under the Company’s Executive Share Option Plan of 1.8 million unlisted options to acquire ordinary shares (each with an exercise price of $0.12 (12 cents) and expiring 48 months after being issued) to Dr Roger Aston, a director of the Company (and/or his nominee(s)), as described in the Memorandum which accompanied and formed part of the Notice of Meeting.”

A voting exclusion statement in respect of this Resolution is set out below.

RESOLUTION 7B: APPROVAL TO ISSUE OPTIONS TO MR DANIEL POLLOCK

To consider, and if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

“That, for the purpose of ASX Listing Rule 10.14 and all other purposes, shareholders approve the issue under the Company’s Executive Share Option Plan of 1.8 million unlisted options to acquire ordinary shares (each with an exercise price of $0.12 (12 cents) and expiring 48 months after being issued) to Mr Daniel Pollock, a director of the Company (and/or his nominee(s)), as described in the Memorandum which accompanied and formed part of the Notice of Meeting.”

A voting exclusion statement in respect of this Resolution is set out below.

RESOLUTION 7C: APPROVAL TO ISSUE OPTIONS TO PROF. RAVI SAVARIRAYAN

To consider, and if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

“That, for the purpose of ASX Listing Rule 10.14 and all other purposes, shareholders approve the issue under the Company’s Executive Share Option Plan of 1.8 million unlisted options to acquire ordinary shares (each with an exercise price of $0.12 (12 cents) and expiring 48 months after being issued) to Prof. Ravi Savarirayan, a director of the Company (and/or his nominee(s)), as described in the Memorandum which accompanied and formed part of the Notice of Meeting.”

A voting exclusion statement in respect of this Resolution is set out below.

RESOLUTION 7D: APPROVAL TO ISSUE OPTIONS TO MR STEPHEN ANASTASIOU

To consider, and if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

“That, for the purpose of ASX Listing Rule 10.14 and all other purposes, shareholders approve the issue under the Company’s Executive Share Option Plan of 1.8 million unlisted options to acquire ordinary shares (each with an exercise price of $0.12 (12 cents) and expiring 48 months after being issued) to Mr Stephen Anastasiou, a director of the Company (and/or his nominee(s)), as described in the Memorandum which accompanied and formed part of the Notice of Meeting.”

A voting exclusion statement in respect of this Resolution is set out below.

RESOLUTION 7E: APPROVAL TO ISSUE OPTIONS TO MR PETER ANASTASIOU

To consider, and if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

“That, for the purpose of ASX Listing Rule 10.14 and all other purposes, shareholders approve the issue under the Company’s Executive Share Option Plan of 1.8 million unlisted options to acquire ordinary shares (each with an exercise price of $0.12 (12 cents) and expiring 48 months after being issued) to Mr Peter Anastasiou, a director of the Company (and/or his nominee(s)), as described in the Memorandum which accompanied and formed part of the Notice of Meeting.”

A voting exclusion statement in respect of this Resolution is set out below.

RESOLUTION 8: APPROVAL OF 10% PLACEMENT FACILITY

To consider, and if thought fit, pass the following resolution as a special resolution:

“That for the purpose of ASX Listing Rule 7.1A, shareholders approve the Company having the capacity to issue fully paid ordinary shares in the capital of the Company up to the maximum number permitted under ASX Listing Rule 7.1A.2 at an issue price which is not less than 75% of the volume weighted average market (closing) price of the Company’s ordinary shares calculated over the last fifteen (15) days on which trades of the Company’s ordinary shares were recorded on ASX immediately before the date on which the issue price is agreed or the date the issue is made as described in the Memorandum which accompanied and formed part of the Notice of Meeting.”

Voting Note – Resolution 8:

If as at the time of the Meeting, the Company:

●	is included in the S&P/ASX 300 Index; and

●	has a market capitalisation of greater than AU$300 million, this Resolution will be withdrawn.

VOTING EXCLUSION STATEMENT AND PROHIBITION – RESOLUTION 1

A vote on Resolution 1 must not be cast (in any capacity) by or on behalf of either of the following persons:

●	a member of the key management personnel, details of whose remuneration are included in the Remuneration Report; or

●	a closely related party of such a member (referred to herein as Restricted Voters).

However, a person (voter) may cast a vote on Resolution 1 as a proxy if the vote is not cast on behalf of a Restricted Voter and the voter is appointed as a proxy in writing that specifies the way the proxy is to vote on Resolution 1. The Chair may also exercise undirected proxies if the vote is cast on behalf of a person entitled to vote on Resolution 1 and the proxy appointment expressly authorises the Chair to exercise the proxy even if Resolution 1 is connected directly or indirectly with the remuneration of members of the key management personnel of the Company.

Voting Prohibition:

Directors of the Company who are key management personnel whose remuneration details are included in the 2020 Remuneration Report, any other key management personnel whose remuneration details are included in the 2020 Remuneration Report, or any of their closely related parties, will not be able to vote on Resolution 1 or to vote undirected proxies held by them on Resolution 1.

VOTING EXCLUSION STATEMENT – RESOLUTION 3

The Company will disregard any votes cast in favour of Resolution 3 by or on behalf of any person who participated in the issue which is the subject of the Resolution or any associate of that person.

However, this does not apply to a vote cast in favour of Resolution 3 by:

●	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or

●	the Chair of the Meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the Chair to vote on the resolution as the Chair decides; or

●	a holder acting solely as in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

◌	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and

◌	the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

VOTING EXCLUSION STATEMENT AND PROHIBITION – RESOLUTION 4

The Company will disregard any votes cast in favour of Resolution 4 by or on behalf of a person who is eligible to participate in the applicable employee incentive scheme or any of their associates.

However, this does not apply to a vote cast in favour of any of Resolution 4 by:

●	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or

●	the Chair of the Meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the Chair to vote on the resolution as the Chair decides; or

●	a holder acting solely as nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

◌	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and

◌	the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Voting Prohibition:

Other than as set out below, a vote on Resolution 4 must not be cast as proxy by a Restricted Voter^.

A Restricted Voter may cast a vote on Resolution 4 as a proxy if either:

●	the Restricted Voter is appointed as a proxy by writing that specifies the way the proxy is to vote on the resolution; or

●	the Restricted Voter is the Chair of the Meeting and the written appointment of the Chair as proxy:

◌	does not specify the way the proxy is to vote on the resolution; and

◌	expressly authorises the Chair to exercise the proxy even though this resolution is connected directly or indirectly with the remuneration of a member of the key management personnel.

VOTING EXCLUSION STATEMENT AND PROHIBITION – RESOLUTION 5

The Company will disregard any votes cast in favour of Resolution 5 by or on behalf of a Director of the Company and any of their associates.

However, this does not apply to a vote cast in favour of any of Resolution 5 by:

●	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or

●	the Chair of the Meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the Chair to vote on the resolution as the Chair decides; or

●	a holder acting solely as nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

◌	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and

◌	the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Voting Prohibition:

Other than as set out below, a vote on Resolution 5 must not be cast as proxy by a Restricted Voter^.

A Restricted Voter may cast a vote on Resolution 5 as a proxy if either:

●	the Restricted Voter is appointed as a proxy by writing that specifies the way the proxy is to vote on the resolution; or

●	the Restricted Voter is the Chair of the Meeting and the written appointment of the Chair as proxy:

◌	does not specify the way the proxy is to vote on the resolution; and

◌	expressly authorises the Chair to exercise the proxy even though this resolution is connected directly or indirectly with the remuneration of a member of the key management personnel.

VOTING EXCLUSION STATEMENT AND PROHIBITION – RESOLUTIONS 6A TO 6E

The Company will disregard any votes cast in favour of Resolutions 6A to 6E (inclusive) by or on behalf of the person who is to receive the securities in question and any other person who will obtain a material benefit as a result of the issue of the securities (except a benefit solely by reason of being a holder of ordinary securities in the Company) and any of their associates.

However, this does not apply to a vote cast in favour of any of Resolutions 6A to 6E by:

●	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or

●	the Chair of the Meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the Chair to vote on the resolution as the Chair decides; or

●	a holder acting solely as nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

◌	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and

◌	the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Voting Prohibition:

Other than as set out below, a vote on Resolutions 6A to 6E must not be cast as proxy by a Restricted Voter^.

A Restricted Voter may cast a vote on Resolutions 6A to 6E as a proxy if either:

●	the Restricted Voter is appointed as a proxy by writing that specifies the way the proxy is to vote on the resolution; or

●	the Restricted Voter is the Chair of the Meeting and the written appointment of the Chair as proxy:

◌	does not specify the way the proxy is to vote on the resolution; and

◌	expressly authorises the Chair to exercise the proxy even though this resolution is connected directly or indirectly with the remuneration of a member of the key management personnel.

VOTING EXCLUSION STATEMENT AND PROHIBITION – RESOLUTIONS 7A TO 7E

The Company will disregard any votes cast in favour of Resolutions 7A to 7E (inclusive) by or on behalf of a person referred to in Listing Rule 10.14.1, 10.14.2 or 10.14.3 who is eligible to participate in the employee incentive scheme in question and any of their associates.

However, this does not apply to a vote cast in favour of any of Resolutions 7A to 7E by:

●	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; or

●	the Chair of the Meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the Chair to vote on the resolution as the Chair decides; or

●	a holder acting solely as nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

◌	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and

◌	the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Voting Prohibition:

Other than as set out below, a vote on Resolutions 7A to 7E must not be cast as proxy by a Restricted Voter^.

A Restricted Voter may cast a vote on Resolutions 7A to 7E as a proxy if either:

●	the Restricted Voter is appointed as a proxy by writing that specifies the way the proxy is to vote on the resolution; or

●	the Restricted Voter is the Chair of the Meeting and the written appointment of the Chair as proxy:

◌	does not specify the way the proxy is to vote on the resolution; and

◌	expressly authorises the Chair to exercise the proxy even though this resolution is connected directly or indirectly with the remuneration of a member of the key management personnel.

^	RESTRICTED VOTERS – RESOLUTIONS 4 TO 7E

^	Each of the following is a “Restricted Voter”:

●	a member of the key management personnel (KMP), details of whose remuneration are included in the Remuneration Report for the year ended 30 June 2020; or

●	a closely related party of a KMP.

Key management personnel (“KMP”) are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, whether directly or indirectly. Members of KMP include its directors and certain senior executives.

A closely related party of a member of the KMP means any of the following:

●	a spouse, child or dependent of the member;

●	a child or dependent of the member's spouse;

●	anyone else who is one of the member's family and may be expected to influence, or be influenced by, the member in the member's dealings with the Company;

●	a company the member controls; or

●	a person prescribed by regulations (as at the date of this Notice, no additional persons have been prescribed by regulation).

If you are a KMP or a closely related party of a KMP (or are acting on behalf of any such person) and purport to cast a vote that will be disregarded by the Company (as indicated above), you may be liable for an offence for breach of voting restrictions that apply to you under the Corporations Act.

Further details in respect of the resolutions are set out in the Explanatory Memorandum accompanying this Notice of General Meeting.

Shareholders who intend to appoint the Chair as proxy (including an appointment by default) should have regard to the Proxy and Voting Instructions on page #7 of this Notice.

OTHER BUSINESS

To consider any other business that may be brought before the Meeting in accordance with the Constitution of the Company and the Corporations Act.

By the order of the Board

Mr Phillip Hains

Company Secretary

Immuron Limited

Dated: 25 September 2020

The accompanying Explanatory Memorandum, Proxy Form, and Proxy Voting Instructions form part of this Notice of General Meeting.

PROXY AND VOTING INSTRUCTIONS

1. Proxy Instructions

A Shareholder entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of the Shareholder. Where the Shareholder is entitled to cast two or more votes, the Shareholder may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise.

If the Shareholder appoints two proxies and the appointment does not specify the proportion or number of the Shareholder’s votes each proxy may exercise, each proxy may exercise half of the votes, in which case any fraction of votes will be disregarded. A proxy may, but need not, be a Shareholder.

Instructions for lodging proxies are included on your personalised proxy form. Proxies may be lodged using any of the following methods:

-	online by visiting https://investor.automic.com.au/#/loginsah

-	by returning a completed Proxy Form by post to: Automic, GPO Box 5193, Sydney NSW 2001

-	by faxing a completed Proxy Form to +61 (0)2 8583 3040

-	by emailing a completed Proxy Form to: meetings@automicgroup.com.au not less than 48 hours before the time for holding the Meeting, or adjourned meeting as the case may be, at which the individual named in the proxy form proposes to vote. If executed by under power of attorney, to be effective, the instrument of appointment of a proxy and power of attorney or other authority, if any, under which it is signed or a certified copy of that power or authority must be lodged by at the registered office of the Company or sent by facsimile transmission to the office of the Company Secretary on +61 (0)3 9822 7735 not less than 48 hours before the time for holding the Meeting, or adjourned meeting as the case may be. The proxy form must be signed by the Shareholder’s attorney duly authorised in writing (or in the case of a joint holding, by each joint holder and/or their attorney duly authorised in writing) or, if the member is a corporation, in a manner permitted by the Corporations Act. A proxy given by a foreign corporation must be executed in accordance with the laws of that corporation’s place of incorporation.

If you sign the proxy form and do not appoint a proxy, you will have appointed the Chair of the Meeting as your proxy.

The appointment of one or more duly appointed proxies will not preclude a Shareholder from attending this Meeting and voting personally. If the Shareholder votes on a resolution, the proxy must not vote as the Shareholder’s proxy on that resolution.

2. How the Chair Will Vote Undirected Proxies

Subject to the voting exclusions or prohibitions set out in the Notice, the Chair will vote undirected proxies in favour of all of the proposed resolutions.

3. Voting Restrictions - KMP

Voting restrictions are set out in the Notice. These include prohibitions on key management personnel and any of their closely related parties (Restricted Voters). The Remuneration Report identifies key management personnel for the year ended 30 June 2020. Their closely related parties are defined in the Corporations Act 2001 (Cth) and include specified family members, dependents and companies they control.

Directors of the Company who are key management personnel whose remuneration details are included in the 2020 Remuneration Report, any other key management personnel whose remuneration details are included in the 2020 Remuneration Report, or any of their closely related parties will not be able to vote on Resolution 1 provided however that the Chair may vote undirected proxies on behalf of persons eligible to vote where expressly authorised to do so on the proxy form.

Restricted voters are prohibited from voting undirected proxies held by them on Resolutions 4 to 7E provided however that the Chair may vote undirected proxies on behalf of persons eligible to vote where expressly authorised to do so on the proxy form. Refer to the Notice for further detail about who is a Restricted Voter.

4. Corporate Representatives

Corporate representatives are requested to bring appropriate evidence of appointment as a representative in accordance with the constitution of the Company. Attorneys are requested to bring the original or a certified copy of the power of attorney pursuant to which they were appointed. Proof of identity will also be required for corporate representatives and attorneys.

5. Determination of Voting Entitlement

For the purpose of section 1074E(2)(g)(i) of the Corporations Act and Regulation 7.11.37 of the Corporations Regulations, the Board has determined that Shareholders entered on the Company’s Register of Members at 7:00pm on 27 October 2020 (AEST) are entitled to attend and vote at the Meeting.

On a show of hands, each member present in person or by proxy or, in the case of a body corporate, by a representative, shall have one vote. On a poll, every member present in person or by attorney or by proxy or, in the case of a body corporate, by a representative, shall have one vote for each share held by him, her or it. The Chair will call a poll on each resolution.

6. Special Resolution

Resolution 8 is proposed as a special resolution. For a special resolution to be passed, at least 75% of the votes validly cast on the resolution by shareholders (by number of shares) must be in favour of the resolution.

EXPLANATORY MEMORANDUM

2020 ANNUAL GENERAL MEETING

PURPOSE OF INFORMATION

This Explanatory Memorandum (Memorandum) accompanies and forms part of the Company’s Notice of 2020 Annual General Meeting (Notice) to be held by Zoom on Thursday, 29 October 2020 at 4:30pm (AEST).

Please refer to the note on the front cover of this Notice of Meeting regarding Covid-19 related restrictions and lodging proxies and/or attending by Zoom.

The Notice incorporates, and should be read together with, this Memorandum.

ORDINARY BUSINESS

2020 Annual Financial Statements

The Annual Financial Statements, comprising the Financial Report, Directors' Report and Auditor's Report for the year ended 30 June 2020 will be laid before the meeting. Shareholders will have the opportunity to ask questions about, or make comments on, the 2020 Annual Financial Statements and the management of the Company. A representative of the auditor will be invited to attend, to answer questions about the audit of the Company’s 2020 Annual Financial Statements.

The Company’s 2020 Annual Financial Statements are set out in the Company’s 2020 Annual Report which can be obtained from the Company’s website, www.immuron.com.

There is no requirement for these reports to be formally approved by shareholders. No resolution is required to be moved in respect of this item.

Resolution 1 - Adoption of Remuneration Report

In accordance with Section 300A(1) of the Corporations Act the Remuneration Report is included in the Directors Report for the financial year ended 30 June 2020.

The Remuneration Report sets out details of the remuneration received by the directors and key Company executives, in addition to describing Board policy in respect of remuneration. Resolution 1 seeks Shareholder approval of the adoption of the Remuneration Report by the Company.

The outcome of the vote on this resolution is advisory only and not binding on the Company or the Board.

The Corporations Act provides that members of the Key Management Personnel (as set out in the Company's 2020 Annual Report, and is defined in the Corporation Act to include the Chairman) whose remuneration details are included in the Remuneration Report (and any closely related party of those members) are not permitted to vote on a resolution to approve the Remuneration Report.

However, sections 250U to 250Y of Corporations Act provide for a ‘two strikes and re-election’ process in relation to the shareholder vote on the Remuneration Report provide that:

●	A ‘first strike’ will occur if this Remuneration Report resolution receives a ‘no’ vote of 25% or more. If this occurs, the Company’s subsequent remuneration report must contain an explanation of the Board’s proposed action in response to the ‘no’ vote or an explanation of why no action has been taken by the Board.

●	A ‘second strike’ will occur if the resolution to adopt the Remuneration Report at the 2018 Company Annual General Meeting also receives a ‘no’ vote of 25% or more. If this occurs, shareholders will vote at that Annual General Meeting to determine whether the Directors will need to stand for re-election at a separate, subsequent meeting (the ‘spill resolution’). If the spill resolution passes with 50% or more of eligible votes cast, the spill meeting must take place within 90 days.

The Company has not received a first strike.

The Remuneration Report is set out in the Company’s 2020 Annual Report which can be viewed online at the Company’s website, www.immuron.com.

As set out in the Notice, any member of the Key Management Personnel whose remuneration details are included in the Remuneration Report, together with a closely related party of those members, are excluded from voting on Resolution 1.

The Chairman, subject to the restrictions set out in the Notice, intends to exercise all undirected proxies in favour of Resolution 1.

Resolution 2 - Re-Election of Director – Dr Roger Aston

Under clause 13.3 of the Constitution and ASX Listing Rule 14.4, no Director shall retain office for a period in excess of three years (or beyond the third annual general meeting) without submitting himself or herself for re-election. A Director who retires from office by rotation and is eligible for re-election may offer him or herself for re-election.

Accordingly, Dr Aston retires by rotation in accordance with clause 13.3 of the Constitution and ASX Listing Rule 14.4 and, being eligible, offers himself for re-election.

Dr Roger Aston Independent Non-Executive Chairman
Experience and expertise	Dr Aston holds a BSc (Hons) and PhD. He has more than 20 years' experience in the pharmaceutical and biotechnology industries. Dr Aston was previously the chief executive officer and a director of Mayne Pharma Group Limited (ASX: MYX).

Prior to his position at Mayne Pharma, some of his previous positions have included chief executive officer of Peptech Limited (ASX: PTD), director of Cambridge Antibody Technology Limited (LSE: CAT and NASDAQ: CATG) and chairman of Bio Focus Plc (formerly: Cambridge Drug Discovery Limited).

Dr Aston was also founder and chief executive officer of Biokine Technology Ltd (UK) prior to its acquisition by the Peptech Group. Dr Aston was also a director of pSivida Ltd. During the past 20 years of his career, Dr Aston has been closely involved in the development of many successful pharmaceutical and biotechnology companies.

He has extensive experience including negotiating global licence agreements, overseeing product registration activities with the FDA, the establishment and implementation of guidelines and operating procedures for manufacturing and clinical trials, overseeing manufacturing of human and veterinary products, private and public fund raising activities and the introduction of corporate governance procedures.

Date first appointed	20 March 2012
Other	Oncosil Limited (ASX: OSL), since 28 March 2013
current	Pharmaust Limited (ASX: PAA), since 12 August 2013
directorships	Resapp Health Limited (ASX: RAP), since 2 July 2015
Former directorships	Regeneus Limited (ASX: RGS), until 29 April 2019
in last 3 years
Special responsibilities	Member of the audit and risk
committee Chair of the remuneration
committee

The Directors (with Dr Aston abstaining) recommend shareholders vote in favour of this Resolution.

Resolution 3 - Ratification of prior issue of shares - public offering of ADSs

On 24 July 2020 the Company announced that it had finalised a private placement capital raising of 42,766,720 Shares (1,066,668 American Depository Shares (ADSs) each representing 40 Shares) at an issue price of US$0.46875 (46.875 US cents) per share (US$18.75 per ADS) in a registered direct offering to unrelated investors that did not require disclosure under Chapter 6D of the Corporations Act who were identified by H.C. Wainwright & Co., L.L.C to raise approximately US$20 million before costs. The Appendix 3B for the Placement was released to ASX on 23 July 2020.

Resolution 3 seeks shareholder ratification pursuant to ASX Listing Rule 7.4 for the issue of the Shares.

The Shares were issued on 24 July 2020 and an Appendix 2A was released to ASX on that date. The shares were issued without shareholder approval under the placement capacities available to the Company under ASX Listing Rules 7.1 (24,926,255 Shares) and 7.1A (17,740,465 Shares).

ASX Listing Rule 7.1 provides that a company must not, subject to specified exceptions including ASX Listing Rule 7.1A, issue or agree to issue during any twelve (12) month period any equity securities, or other securities with rights to conversion to equity (such as options), if the number of those securities exceeds 15% of the share capital of the Company at the commencement of that twelve (12) month period. The Company obtained shareholder approval under ASX Listing Rule 7.1A to issue equity securities under the additional 10% placement capacity at its 2019 Annual General Meeting on 6 November 2019.

ASX Listing Rule 7.4 provides that where a company’s shareholders ratify the prior issue of securities, or an agreement to issue securities, made pursuant to ASX Listing Rule 7.1 and/or ASX Listing Rule 7.1A (provided the previous issue did not breach ASX Listing Rule 7.1 and/or ASX Listing Rule 7.1A) those securities will be deemed to have been issued or agreed to be issued with shareholder approval for the purposes of ASX Listing Rule 7.1 and/or ASX Listing Rule 7.1A. The Company seeks approval under ASX Listing Rule 7.4 to refresh its capacity to make further issues without shareholder approval under ASX Listing Rule 7.1 and/or ASX Listing Rule 7.1A.

If shareholders pass Resolution 3, the issue of the shares will be treated as not having used placement capacity of the Company under the ASX Listing Rules and the Company will be able to issue equity securities using the refreshed placement capacity without shareholder approval. If shareholders do not pass Resolution 3 the shares will continue to use the placement capacity that is available to the Company under the ASX Listing Rules.

The following information is provided in accordance with the requirements of ASX Listing Rule 7.5:

Date of issue	24 July 2020
Number issued	42,766,720 Shares (represented by 1,066,668 American Depository Shares (ADSs))
Total consideration received	Approximately US$20 million before costs, at an issue price of US$0.46875 (46.875 US cents) per share (US$18.75 per ADS)
Class and type of equity security	Ordinary fully paid shares
Summary of terms	Ranking pari passu with all other fully paid ordinary shares on issue in the Company.
Persons who received securities or basis on which those persons were determined	Unrelated investors who did not require disclosure under Chapter 6D of the Corporations Act and who were identified by H.C. Wainwright & Co., L.L.C.

Use of funds raised	To further the Company’s Research and Development portfolio, expand on the preliminary SARS-CoV-2 neutralization findings, supporting existing preclinical and clinical development projects, supporting marketing initiatives and providing ongoing working capital.
Voting Exclusion Statement	A voting exclusion statement is included in the Notice.

The Directors recommend that you vote in favour of this Resolution.

Resolution 4 – Approval to Refresh Executive Share Option Plan

As the Company’s current Executive Share and Option Plan (the “Plan”) was last approved by Shareholders at the 2017 AGM, renewal of Shareholder approval is required if the Company wishes to exclude issuances of securities under the Plan for the purposes of ASX Listing Rule 7.1.

Under the Company’s current circumstances, the Directors consider providing this incentive to Plan participants as a cost-effective way for the Company to attract, retain or incentivise its employees and consultants as opposed to alternative forms of incentives such as cash bonuses, or other forms of increased remuneration. By issuing securities to these persons, it also aligns their interests through sustained shareholder value with those of all shareholders.

Issues to Directors and their associates (including persons whose relationship with the Company or a Director or an associate of a Director is, in ASX’s opinion, such that approval should be obtained) under the Plan require further shareholder approvals to be obtained under Listing Rule 10.14. Resolutions 8 to 13 are proposed for the purposes of seeking approval to issue options to Directors or their associates as described below.

Summary of the key provisions of the Plan

Under the Plan the Board may offer to eligible persons the opportunity to subscribe for options as the Board may determine from time to time on the terms as outlined in the rules of the Plan.

Selected senior management, consultants and, subject to shareholder approval pursuant to the Listing Rules, the directors of the Company (collectively “the Participants”) are eligible to participate in the Plan at the absolute discretion of the Company’s board of directors.

The aggregate number of Shares which may be issued upon the exercise of the options, and all other share purchase plans shall not at any time exceed 5% of the total number of issued Shares of the Company.

Shares allotted and issued under the Plan must rank equally in all respects with other Shares from the date of allotment and issue, subject to the satisfaction of any applicable disposal restrictions.

The vesting date, expiry date, exercise price and exercise period in relation to an option issued under the Plan are determined by the Board in its discretion.

The Plan also permits the Board, in its absolute discretion, to provide financial assistance to an entitled person (in an amount up to the exercise price) in order for that person to exercise Incentive Options. The assistance (subject to compliance with the provisions of the Corporations Act and the Listing Rules) would be by way of a full recourse loan to the option holder of commercial terms, to be secured in favour of the Company (with the Shares issuing upon exercise of options subject to disposal restrictions determined by the Board) until the loan is repaid. The Board currently has no intention to provide any such assistance, but the ability to do so is within the discretion of the Board.

The above is only a summary of the main features of the Plan. A full copy of the Plan will be provided without charge to shareholders on request.

Section 200B of the Corporations Act

Shareholder approval under section 200E of the Corporations Act (as described below) is being sought to give the Board maximum flexibility in the manner in which it may exercise its discretion under the Plan. There is no guarantee that the Board will grant any of the termination benefits described below.

Under section 200B of the Corporations Act, a company may only give a person (who holds a managerial or executive office in the Company) a benefit in connection with their retirement if it is approved by shareholders under section 200E or an exemption applies.

The Plan allows the Board, in its discretion, to afford persons ceasing employment with the Company certain benefits under the Plan. The term “benefit” has a wide operation and includes the Board exercising its discretion to bring forward the Option exercise period and permit an early exercise of the Participant’s options granted under the Plan (an “Accelerated Exercise Period”). In addition, the term "benefit" could include any financial assistance given in relation to the exercise of an Option.

Information required for Section 200E of the Corporations Act

For a section 200B benefit to be allowed, section 200E of the Corporations Act requires that the Notice provide Shareholders with either the value of the proposed benefits or, where the value of the proposed benefits cannot currently be ascertained, the manner in which the value of the proposed benefits is calculated, and the matters, events and circumstances that will, or are will likely to, affect the calculation of the value.

As stated above, the Board has not determined that it will exercise discretion to grant any Accelerated Exercise Periods. In the circumstances of a possible Accelerated Exercise Period, the value of the termination benefits that the Board may give under the ESOP cannot be determined in advance, as many of the factors that will or are likely to affect that value will not be known until the time the benefit is decided to be awarded (if at all).

Specifically, the value of an Accelerated Exercise Period will depend on a number of factors, including the Company’s share price at the time of vesting of the Options and the number of Options that the Board decides to allow vest early (if any). Shareholders should note the benefit is restricted to an accelerated of the vesting of an Option, it does not change the exercise price or the number of Shares which are subject to the Option/s.

In addition, under the terms of the Plan (summarised above), the Board also has a discretion to provide financial assistance to an entitled person (in an amount up to the exercise price) in order for that person to exercise the Plan options. If such a loan was provided on the exercise of an Option in connection with a person ceasing to be an employee, that loan would also constitute a benefit within the application of section 200B. The maximum value of such a loan would be the aggregate exercise price of the underlying Options. The Board currently has no intention to provide any such assistance, but if this Resolution 5 is passed, the ability to do so would be within the discretion of the Board.

ASX Listing Rules

A total of 8.3 million securities (options) have been issued under the Plan since it was last approved at the 2017 AGM.

As referred to above, the aggregate number of Shares which may be issued upon the exercise of the options, and all other share purchase plans shall not at any time exceed 5% of the total number of issued Shares of the Company. The total number of securities which may be issued under the Plan following its approval if Resolution 4 is passed is 11.205 million options.

ASX Listing Rule 7.1 provides that Shareholder approval is required for an issue of securities if the securities will, when aggregated with the securities issued by the entity during the previous 12 months, exceed 15% of the number of securities on issue at the commencement of that 12-month period.

ASX Listing Rule 7.2 Exception 13 provides an exception to ASX Listing Rule 7.1 for securities issued under an employee incentive scheme within 3 years after Shareholder approval of the scheme. The Company therefore seeks approval of the Plan (which is an employee incentive scheme) under ASX Listing Rule 7.2 exception 13 so that issues of securities under the Plan do not impede the capacity of the Company to issue up to a further 15% of its capital without Shareholder approval. ASX Listing Rule 7.1 would otherwise require Shareholder approval each time shares or other securities are issued to avoid using the Company’s capacity to 15% of its issued share capital.

ASX Listing Rule 7.2 exception 14 also provides an exception to Listing Rule 7.1 for issues made to Directors and their associates with approval under Listing Rules 10.11 or 10.14, also avoiding the use of the Company’s capacity to 15% of its issued share capital. Resolutions 7A to 7E are proposed for the purposes of seeking approval to issue Incentive Options to Directors or their associates. See below for further detail in respect of resolutions 7A to 7E.

As each of the Directors of the Company are (subject to further shareholder approvals) eligible to participate in the Plan, they have abstained from making a recommendation in respect of Resolution 4.

A voting exclusion statement is included in the Notice.

Resolution 5 - Adoption of Non-Executive Director Remuneration Pool

In accordance with Clause 13.4(a) of the Constitution and ASX Listing Rule 10.17, Shareholder approval is sought to increase the maximum aggregate annual amount that may be paid by the Company to its non-executive directors (Fee Pool) by $250,000, from $500,000 per annum to $750,000 per annum.

Under the ASX Listing Rules, the term “directors’ fees” includes committee fees, superannuation contributions and fees which a director sacrifices for other benefits, but does not include reimbursement of genuine out-of-pocket expenses, genuine “special exertion” fees or securities issued to non-executive directors with the approval of shareholders in accordance with the ASX Listing Rules.

The Directors are seeking shareholder approval to increase the Fee Pool for the following reasons:

●	As a result of the growth of the Company over recent years, the Directors continue to review the size and composition of the Board. The increase in the Fee Pool will provide the Board with the ability to appoint additional directors with the requisite skill and experience as appropriate; and

●	The increase will ensure the Company maintains the ability to pay non-executive directors’ remuneration at levels commensurate with market rates and as necessary to attract and retain directors of the highest calibre.

The level of non-executive directors’ remuneration of the Company is reviewed annually to ensure alignment with the market. The Directors are satisfied that the proposed Fee Pool will be within the average bands applying to companies within the Company’s industry that are of similar size, profitability, growth and risk profiles and that the proposed increase is appropriate for the reasons set out above.

The following information is provided in accordance with ASX Listing Rule 10.17:

(a)	The amount of the proposed increase is $250,000.

(b)	The maximum aggregate annual amount of directors’ fees that may be paid collectively to the non-executive directors of the Company is currently $500,000 and, if this Resolution 5 is approved, will increase to $750,000.

(c)	The Company has not issued securities to non-executive Directors under ASX Listing Rule 10.11 or 10.14 in the last three (3) years.

The Company has issued 437,500 shares in each of the last three (3) years (a total of 1,312,500 shares) to Grandlodge Pty Ltd (a company of which Mr Stephen Anastasiou is a director) pursuant to a service agreement for the provision of management, sales, logistics, warehouse and marketing services with the approval of Shareholders under Listing Rule 10.11.

In addition to the above, as described in this Memorandum:

(a)	if Resolutions 6A to 6E are passed, the above non-executive Directors (or their respective nominees) will receive the numbers of shares set out in the table on the following page; and

(b)	if Resolutions 7A to 7E are passed the above non-executive Directors (or their respective nominees) will receive 1,800,000 Incentive Options each.

(d)	A voting exclusion statement is included in the Notice.

Additional information regarding the remuneration paid to each non-executive Director for the financial year ended 30 June 2020, and the Company’s approach to the remuneration of non-executive directors, is set out in the Company’s 2020 Annual Report which can be viewed online at the Company’s website, www.immuron.com.

Resolutions 6A to 6E - Approvals to issue shares to Directors

On 27 April 2020 the Company announced that the Board had resolved for the foreseeable future to relinquish cash payments of Directors’ fees and in lieu of same to receive shares. The suspension of cash payments and replacement with shares was part of significant cost reduction measures implemented in March and April 2020 to preserve the Company’s cash position. Since that time, the Directors have not received any cash payments in connection with their Directors’ fees.

Issues of shares to Directors in lieu of cash payments require prior shareholder approval. This Meeting is the first opportunity since April 2020 when the announcement was made that Directors would relinquish cash payments of Directors’ fees to obtain the requisite shareholder approval without having to incur the cost and inconvenience of calling and holding a meeting just to seek that approval.

The issue price of 8 cents per share for the replacement of cash payments specified in the 27 April 2020 announcement used to calculate the number of shares to be issued to each Director was set at the time of, and included in the 27 April 2020 announcement. The price was an 8% premium of the 5 day volume weighted average price (VWAP) of the Company’s shares on ASX at the time of being set and announced.

The Company’s ability to issue the shares was dependent on obtaining shareholder approval at the next general meeting in order to comply with the Listing Rules of ASX. Resolutions 6A to 6E are therefore proposed to give effect to this cash preserving measure which was implemented and announced in April this year and has applied to non-cash payment of Director’s fees since then.

Under the ASX Listing Rules and guidance a separate resolution is required for the issue of shares to each Director and for the issue of incentive options to each director (see Resolutions 7A to 7E below). Relinquishing cash payments, the issue of incentive options and Directors having foregone receiving remuneration until the AGM is held resulted from an overall, collective arrangement and did not form separate or individual arrangements with each Director. The resolutions have been separated in respect of each Director and the two applicable Listing Rules (Rule 10.11 for the shares and Rule 10.14 for the Incentive Options) in order to conform with the Listing Rules and guidance, and are not interdependent or conditional upon each other.

It is proposed to issue the Shares to each Director as follows, subject to the applicable resolution being passed:

Resolution	Director^	Fee amount $	Number of shares	Issue price
6A	Dr Roger Aston	$57,000.00	712,500	$0.08
6B	Mr Daniel Pollock	$49,500.00	618,750	$0.08
6C	Prof. Ravi Savarirayan	$37,500.00	468,750	$0.08
6D	Mr Stephen Anastasiou	$37,500.00	468,750	$0.08
6E	Mr Peter Anastasiou	$37,500.00	468,750	$0.08
Total		$219,000.00	2,737,500

^ and/or nominee.

ASX Listing Rules

Listing Rule 10.11 provides that unless one of the exceptions in Listing Rule 10.12 applies, a listed company must not issue or agree to issue equity securities to:

10.11.1	a related party;

10.11.2	a person who is, or was at any time in the 6 months before the issue or agreement, a substantial (30%+) holder in the company;

10.11.3	a person who is, or was at any time in the 6 months before the issue or agreement, a substantial (10%+) holder in the company and who has nominated a director to the board of the company pursuant to a relevant agreement which gives them a right or expectation to do so;

10.11.4	an associate of a person referred to in Listing Rules 10.11.1 to 10.11.3; or

10.11.5	a person whose relationship with the company or a person referred to in Listing Rules 10.11.1 to 10.11.4 is such that, in ASX’s opinion, the issue or agreement should be approved by its shareholders, unless it obtains the approval of its shareholders.

The proposed issues of Shares to Directors fall within Listing Rule 10.11.1 and do not fall within any of the exceptions in Listing Rule 10.12. Each of the proposed issues therefore requires the approval of the Company’s shareholders under Listing Rule 10.11.

Resolutions 6A to 6E seek the required shareholder approval for the proposed issues to each of the respective Directors under and for the purposes of Listing Rule 10.11.

If shareholders pass Resolutions 6A to 6E, the Company will be able to proceed with the applicable issue of Shares to the respective Director (and/or his nominee) in lieu of payment of the Director’s fee amount, and that fee amount will not be required to be paid in cash.

If shareholders do not pass one or more of Resolutions 6A to 6E, the Company will not be able to proceed with the applicable issue or issues of Shares which are the subject of the applicable proposed resolution(s) and the applicable Director’s fee amount will be required to be paid in cash.

As shareholder approval is sought under ASX Listing Rule 10.11, approval under ASX Listing Rule 7.1 is not required. Accordingly, the issue of Shares to the Directors or their respective nominee(s) will not reduce the Company's 15% capacity for the purposes of ASX Listing Rule 7.1.

Each issue of shares is proposed for approval separately, and each of Resolutions 6A to 6E will be voted on separately. The outcome of one resolution does not affect the outcome of any other resolution.

The following information is provided in accordance with the requirements of ASX Listing Rule 10.11:

Resolution:	6A	6B	6C	6D	6E

Name^	Dr Roger	Mr Daniel	Prof. Ravi	Mr Stephen	Mr Peter
	Aston	Pollock	Savarirayan	Anastasiou	Anastasiou
Listing Rule 10.11.1 – 10.11.5 category^	Director
Number and class of	712,500	618,750	468,750	468,750	468,750
security to be issued			Ordinary fully paid shares
Date on or by which the Company will issue the Shares	No later than 30 days after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the ASX Listing Rules)

Price or other	57,000	49,500	37,500	37,500	37,500
consideration the Company will receive for the shares	At the deemed issue price of $0.08 per Share set and announced in April 2020
Purpose of the issue+		In lieu of cash payments of Directors’ fees.
Details of Director’s current total
remuneration package:
Salary/fees {and	$52,500	$45,000	$37,500	$37,500	$37,500
superannuation, if	{$4,988}	{$4,275}
applicable}, per annum*

Voting Exclusion Statement	A voting exclusion statement for Resolutions 6A to 6E is included in the Notice.

^ Shares may be issued to nominee(s) as advised to the Company. A nominee will be an associate of a Director under Listing Rule 10.11.4.

+ No funds will be raised by each issue as it will be made in lieu of paying Directors fees in cash.

* It is also proposed to issue a 1.8 million options to each Director (and/or his nominee) under the Company’s Executive Share Option Plan if Resolutions 7A to 7E are passed. Those options would form part of the remuneration of the

Directors. Further information about the proposed issues of options is set out below.

Corporations Act

Under Chapter 2E of the Corporations Act, a public company cannot give a “financial benefit” to a “related party” unless one of the exceptions to the section apply or shareholders have in a general meeting approved the giving of that financial benefit to the related party.

A “financial benefit” is defined in section 229 of the Corporations Act and includes issuing securities (such as shares) to a related party.

Each of the proposed recipients of Shares under Resolutions 6A to 6E inclusive are Directors of the Company (or a nominee of a Director) and are therefore related parties of the Company as defined under the Corporations Act.

Section 211 of the Corporations Act provides that one of the exceptions to the requirement to obtain shareholder approval for giving a financial benefit to a related party is where the benefit is given to the related party as an officer of the Company and to give the remuneration would be reasonable given:

(a)	the circumstances of the Company; and

(b)	the related party’s circumstances (including the responsibilities involved in the office or employment).

The Company considers the proposed issue is reasonable remuneration and, as such, fall within the exception set out in section 211 of the Corporations Act.

In reaching this view, the Company has considered that the Company would otherwise have been required to pay the cash amount of the respective Director’s fees. The Company achieved vital certainty for the preservation of significant cash resources at a critical time when the economic consequences for and indeed future of many types of businesses was suddenly and unpredictably very uncertain. That certainty has been on-going with Directors having continued to forego cash payment of fees as was agreed to by them in April 2020, notwithstanding that the shares had not been issued as shareholder approval would not be able to be obtained until the next general meeting. Foregoing cash payments was agreed to by the Directors fees on the basis of being satisfied by the issue of the Shares at a price which was a substantial premium to the share price. In April 2020 significant cost reduction measures were being implemented to preserve the Company’s cash position and there was considerable uncertainty regarding the potential impact of the Covid-19 pandemic and associated restrictions on businesses and other economic effects. The price at which the number of shares to be issued in lieu of the cash payment was calculated was at a premium to the 5 day volume weighted average price (VWAP) of the Company’s shares on ASX at the time. Also, agreeing to forego cash payments for the foreseeable future and instead to wait to receive shares at a much later date when a general meeting would be held (without the cost and inconvenience of calling a general meeting specifically to seek the approval at that time) carried greater uncertainty for Directors than the receipt of cash. This included not only the delay in receiving remuneration that would otherwise have been payable in cash at the time and subsequently. It is also affected by limitations on directors’ ability to dispose of shares, for example by circumstances such as “black out” periods under the Company’s Securities Trading Policy required by the ASX’s Listing Rules and guidance. The amount of remuneration for which the Shares were agreed to be substituted is reasonable having regard to the respective positions and responsibilities of each of the Directors, the Company’s reliance on a limited number of personnel, and the need for the Company to effectively remunerate each of the Directors.

No Director participated in the discussion of decision making process in respect of Shares proposed to be issued to him. The Directors acknowledge that Resolutions 6A to 6E separately relate to all the Board members. Accordingly, the Directors determined that Resolutions 6A to 6E each be put to shareholders pursuant to section 195(4) of the Corporations Act such that shareholders determine whether the named related parties will be issued the Shares as set out above.

As each Director or his nominee is proposed to receive Shares if Resolutions 6A to 6E are passed, they have abstained from making a recommendation in respect of Resolutions 6A to 6E.

Resolutions 7A to 7E - Approvals to issue options to Directors under the Executive Share Option Plan

On 27 April 2020, in conjunction with announcing that the Board had resolved for the foreseeable future to relinquish cash payments of Directors’ fees and in lieu of same to receive shares, the Company also announced the establishment of a pool of 9 million unlisted options to be allocated among Directors. Subject to obtaining the required shareholder approval, the options would be issued under the Company’s Executive Share Option Plan (the Plan), with an exercise price of $0.12 per option (145% of the 5 day VWAP at the time of being set and announced in April 2020) and expire 48 months after being issued (Incentive Options).

Issuing options to Directors under the Plan requires prior shareholder approval. This Meeting is the first opportunity since April 2020 when the announcement of the issue of the Incentive Options was made to obtain the requisite shareholder approval without having to incur the cost and inconvenience of calling and holding a meeting just to seek that approval.

The terms of the Incentive Options including the 12 cent exercise price were specified in the 27 April 2020 announcement. As referred to in the announcement the Company’s ability to issue the Incentive Options was dependent on obtaining shareholder approval at the next general meeting in order to comply with the Listing Rules of ASX. Resolutions 7A to 7E are therefore proposed to seek shareholder approval to give effect to the announcement in April this year.

Each Incentive Option will upon exercise entitle the holder to one fully paid ordinary share in the Company and otherwise will have terms as set out in Annexure A. The Incentive Options are proposed to be issued to existing Directors of the Company (and/or their respective nominee(s)) as follows:

Resolution	Director^	Number of Incentive Options
7A	Dr Roger Aston	1,800,000
7B	Mr Daniel Pollock	1,800,000
7C	Prof. Ravi Savarirayan	1,800,000
7D	Mr Stephen Anastasiou	1,800,000
7E	Mr Peter Anastasiou	1,800,000
Total		9,000,000

*Incentive Options may be issued to nominee(s) as advised to the Company.

The Plan is proposed to be refreshed under Resolution 4. It was last approved by shareholders at the 2017 AGM on 13 November 2017. The proposed issues under the Plan are within the existing capacity provided for in the Plan.

Under the ASX Listing Rules and guidance a separate resolution is required for the issue of shares to each Director (see Resolutions 6A to 6E below) and for the issue of incentive options to each director. Relinquishing cash payments, the issue of incentive options and Directors having foregone receiving remuneration until the AGM is held resulted from an overall, collective arrangement and did not form separate or individual arrangements with each Director. The resolutions have been separated in respect of each Director and the two applicable Listing Rules (Rule 10.11 for the shares and Rule 10.14 for the Incentive Options) in order to conform with the Listing Rules and guidance, and are not interdependent or conditional upon each other.

Further details with respect to the proposed issues of Incentive Options are set out below.

ASX Listing Rules

Shareholder approval is required for the grant of the Incentive Options under the Plan to the proposed recipients under ASX Listing Rule 10.14 because they are Directors of the Company (or in the case of a nominee, will be an associate of a Director). As shareholder approval is sought under ASX Listing Rule 10.14, approval under ASX Listing Rule 7.1 is not required. Accordingly, the issue of Incentive Options to the Directors or their respective nominee(s) will not reduce the Company's 15% capacity for the purposes of ASX Listing Rule 7.1.

If shareholders pass Resolutions 7A to 7E the Company will be able to proceed with the applicable issue of Incentive Options to the respective Director (and/or his nominee). If Incentive Options convert to ordinary shares, the Company’s capacity to issue equity securities under ASX Listing Rule 7.1 (and, subject to the relevant shareholder approval being held at the time, ASX Listing Rule 7.1A) will be increased. If shareholders do not pass one or more of Resolutions 7A to 7E then the Company will not be able to issue the Incentive Options which are the subject of the applicable proposed resolution(s).

Each issue of Incentive Options is proposed for approval separately, and each of Resolutions 7A to 7E will be voted on separately. The outcome of one resolution does not affect the outcome of any other resolution.

Other Information provided in accordance with ASX Listing Rule 10.15

ASX Listing Rule 10.15 provides that the following information be provided to Shareholders for the purpose of obtaining

Shareholder approval pursuant to ASX Listing Rule 10.14:

(a)	The proposed recipients and the maximum number of Incentive Options to be issued to each person for whom approval under ASX Listing Rule 10.14 is sought under Resolutions 7A to 7E are as set out in the above table.

(b)	Each proposed recipient is a Director of the Company (or in the case of a nominee, will be an associate of a Director) and therefore shareholder approval is required to issue each of them Incentive Options under the applicable Plan as provided for in ASX Listing Rule 10.14.1.

(c)	The Incentive Options will be granted with no vesting conditions and vest immediately.

(d)	Details of the current total annual remuneration package of each of the Directors to whom Incentive Options are proposed to be issued are set out in the following table. No securities have previously been issued to any of the Directors or their associates under the Plan.

RESOLUTION	RECIPIENT	Director’s Salary/Fees
		{superannuation, if applicable}
7A	Dr Roger Aston	$52,500
		{4,988}
7B	Mr Daniel Pollock	$45,000
		{$4,275}
7C	Prof. Ravi Savarirayan	$37,500
7D	Mr Stephen Anastasiou	$37,500
7E	Mr Peter Anastasiou	$37,500
TOTAL		$210,000
		{9,263}

(e)	The terms of the Incentive Options are set out in Annexure A.

(f)	The Company is proposing to issue Incentive Options as an appropriate type of security having regard to the need for the Company to effectively incentivise each of the Directors while aligning the incentive with increasing shareholder value.

(g)	The deemed value attributable to the Incentive Options will be in part dependent on the price of the Company’s shares on ASX on the day the Incentive Options are issued. The $0.12 exercise price is 145% of the 5 day VWAP at the time of being set and announced in April 2020, with the issue of the Incentive Options being subject to obtaining shareholder approval at the next general meeting in order to comply with the Listing Rules of ASX. Using the closing price on the last ASX trading day before the issue was announced (24 April 2020) of $0.08 (8 cents), a Black Scholes valuation using the exercise price of $0.12 (12 cents) as set at that time, a life of the option of 48 months, a risk free interest rate of 0.01% and an assumed volatility of 100%, each Incentive Option would have had a deemed value of $0.049 (4.9 cents). Using the above method and inputs other than the share price being the closing price on 18 September 2020 (shortly before the date of preparation of this Memorandum) the deemed value would have been $0.16 (16 cents). The actual deemed value will depend on the inputs applying as at the date of issue, which cannot be pre-determined. This information is provided for the purposes of the applicable Listing Rule using the stated assumptions which may not apply at the time of the issue of the Incentive Options, and the actual deemed value may be different. The value under accounting standards will be calculated based on inputs at the date of issue.

(h)	The Company will issue the Incentive Options no later than 30 days after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the ASX Listing Rules).

(i)	The Incentive Options will be granted for nil consideration. Upon exercise, the Incentive Options will convert to Shares on a one for one basis on the same terms as the Company's existing Shares.

(j)	A summary of the terms of Plan, as was included in the Company’s 2017 Notice of Annual General Meeting (being the meeting at which shareholders most recently refreshed the Plan) is set out below.

(k)	No loans will be made in relation to the acquisition of the Incentive Options.

(l)	The Company confirms the following:

i.	Details of any securities issued under the Plan will be published in the annual report of the Company relating to the period in which they were issued, along with a statement that approval for the issue was obtained under ASX Listing Rule 10.14; and

ii.	Any additional persons covered by ASX Listing Rule 10.14 who become entitled to participate in an issue of securities under either plan after these resolutions are approved and who were not named in the Notice will not participate until approval is obtained under ASX Listing Rule 10.14.

(m)	A voting exclusion statement for Resolutions 7A to 7E is included in the Notice.

Plan summary

Further detail about the Plan is set out above in respect of Resolution 4. A full copy of the Plan will be provided without charge to shareholders on request.

Corporations Act

Under Chapter 2E of the Corporations Act, a public company cannot give a “financial benefit” to a “related party” unless an exception applies or shareholders have in a general meeting approved the giving of that financial benefit to the related party.

A “financial benefit” is defined in section 229 of the Corporations Act and includes issuing securities (such as shares) to a related party.

Each of the proposed recipients of Incentive Options under Resolutions 7A to 7E inclusive are Directors of the Company (or a nominee of a Director) and are therefore related parties of the Company as defined under the Corporations Act.

Section 211 of the Corporations Act provides that one of the exceptions to the requirement to obtain shareholder approval for giving a financial benefit to a related party is where the benefit is given to the related party as an officer of the Company and to give the remuneration would be reasonable given:

(a)	the circumstances of the Company; and

(b)	the related party’s circumstances (including the responsibilities involved in the office or employment).

The Company considers the proposed issue is reasonable remuneration and, as such, fall within the exception set out in section 211 of the Corporations Act.

In reaching this view, the Company has considered the respective positions and responsibilities of each of the Directors, the Company’s reliance on a limited number of personnel, the need for the Company to effectively incentivise each of the Directors while aligning the incentive with increasing shareholder value, and the terms of the Incentive Options including that the exercise price(s) of the Incentive Options was significantly higher than the share price as at the date the issue of the Incentive Options was set and announced in April 2020, and that to avoid the cost and inconvenience of calling a general meeting specifically to seek the approval at that time the Incentive Options are only permitted by the Listing Rules to be issued with the requisite shareholder approval at a much later date when the Meeting has been arranged and held.

No Director participated in the discussion of decision making process in respect of Incentive Options proposed to be issued to him. The Directors acknowledge that Resolutions 7A to 7E separately relate to all the Board members. Accordingly, the Directors determined that Resolutions 7A to 7E each be put to shareholders pursuant to section 195(4) of the Corporations Act such that shareholders determine whether the named related parties will be issued the Incentive Options as set out above.

As each Director or his nominee is proposed to receive Incentive Options if Resolutions 7A to 7E are passed, they have abstained from making a recommendation in respect of Resolutions 7A to 7E.

Resolution 8: Approval of 10% placement facility

ASX Listing Rule 7.1A enables eligible entities to issue equity securities (as that term is defined in the ASX Listing Rules) up to 10% of their issued shares through placements over a 12-month period after an AGM (the 10% Placement Facility). The 10% Placement Facility is in addition to a company’s 15% placement capacity under ASX Listing Rule 7.1. An eligible entity for the purposes of ASX Listing Rule 7.1A is an entity that is not included in the S&P/ASX 300 Index and has a market capitalization of $300 million or less. The Company is, at the date of the Notice, an eligible entity.

The Company is seeking shareholder approval by way of a special resolution to have the ability to issue equity securities under the 10% Placement Facility. The exact number of equity securities (if any) to be issued under the 10% Placement Facility will be determined in accordance with the formula prescribed in ASX Listing Rule 7.1A.2 (refer below). The Company may use funds raised from any issue(s) under the 10% Placement Facility for development of its existing business and any acquired business, or funding new projects or business opportunities and/or general working capital.

The Company obtained shareholder approval to make issues under ASX Listing Rule 7.1A at its 2019 AGM. This Shareholder approval will lapse on the date of this Meeting.

The Company issued 17,740,465 securities under the capacity available to it under ASX Listing Rule 7.1A pursuant to approval obtained at the 2019 AGM prior to this capacity lapsing under ASX Listing Rule 7.1A on the date of this Meeting.

The Company seeks to refresh the shareholder approval so as to continue to be able to make issues under the 10% Placement Facility after the Meeting in accordance with ASX Listing Rule 7.1A.

DESCRIPTION OF LISTING RULE 7.1A

●	Shareholder approval

The ability to issue equity securities under the 10% Placement Facility is subject to shareholder approval by way of a special resolution at an AGM.

●	Equity securities

Any equity securities issued under the 10% Placement Facility must be in the same class as an existing quoted class of equity securities of the Company. The Company, as at the date of the Notice, has one class of quoted equity securities, fully paid ordinary shares (ASX code: IMC).

●	Formula for calculating 10% Placement Facility

ASX Listing Rule 7.1A.2 provides that eligible entities which have obtained shareholder approval at an AGM may, during the 10% Placement Period (defined below), issue a number of equity securities calculated in accordance with the following formula:

(A x D) – E

where:

A	is the number of shares on issue 12 months before the date of the issue or agreement to issue:

(i)	plus the number of fully paid shares issued in the 12 months under an exception in ASX Listing Rule 7.2 other than exception 9, 16 or 17;

(ii)	plus the number of fully paid ordinary shares issued in the relevant period on the conversion of convertible securities within ASX Listing Rule 7.2 where:

a.	the convertible securities were issued or agreed to be issued before the commencement of the relevant period; or

b.	the issue of, or agreement to issue, the convertible securities was approved, or take under those rules to have been approved, under ASX Listing Rule 7.1 or 7.4;

(iii)	plus the number of fully paid ordinary shares issued in the relevant period under an agreement to issue securities within ASX Listing Rule 7.2 Exception 16 where:

a.	the agreement was entered into before the commencement of the relevant period; or

b.	the agreement or issue was approved, or taken under those rules to have been approved, under ASX Listing Rule 7.1 or 7.4;

(iv)	plus the number of fully paid shares issued in the 12 months with approval of holders of shares under ASX Listing Rules 7.1 and 7.4;

(v)	plus the number of partly paid shares that became fully paid in the 12 months;

(vi)	less the number of fully paid shares cancelled in the 12 months.

Note:	“A” has the same meaning in ASX Listing Rule 7.1 when calculating an entity’s 15% placement capacity.

D	is 10%

E	is the number of equity securities issued or agreed to be issued under ASX Listing Rule 7.1A.2 in the 12 months before the date of the issue or agreement to issue that are not issued with the approval of shareholders under ASX Listing Rules 7.1 or 7.4.

●	ASX Listing Rule 7.1 and ASX Listing Rule 7.1A

The ability of an entity to issue equity securities under ASX Listing Rule 7.1A is in addition to the entity’s 15% placement capacity under ASX Listing Rule 7.1.

As at the date of this Meeting, the Company has 224,100,006 ordinary shares on issue and will therefore (subject to the passage of the other resolutions at the Meeting) have capacity to issue:

(i)	33,467,905 equity securities under Listing Rule 7.1 (15% capacity); and

(ii)	subject to shareholders approving this resolution, 22,311,937 equity securities (provided such equity securities are in a class of quoted equity securities) under Listing Rule 7.1A (10% capacity).

The actual number of equity securities that the Company will have capacity to issue under ASX Listing Rule 7.1A will be calculated at the date of issue of the equity securities in accordance with the formula prescribed in ASX Listing Rule 7.1A.2 (refer above).

●	Minimum Issue Price

The issue price of equity securities issued under ASX Listing Rule 7.1A must be not less than 75% of the VWAP of equity securities in the same class calculated over the 15 trading days immediately before:

(i)	the date on which the price at which the relevant equity securities are to be issued is agreed by the Company and the recipient of the relevant equity securities; or

(ii)	if the equity securities are not issued within 10 trading days of the date in paragraph (i) above, the date on which the equity securities are issued.

●	10% Placement Period

Shareholder approval of the 10% Placement Facility under ASX Listing Rule 7.1A is valid from the date of the AGM at which the approval is obtained and expires (and ceases to be valid) on the earlier to occur of:

(i)	the date that is 12 months after the date of the AGM at which the approval is obtained; or

(ii)	the time and date of the next AGM of the Company; or

(iii)	the date of the approval by Shareholders of a transaction under ASX Listing Rules 11.1.2 (a significant change to the nature or scale of activities) or 11.2 (disposal of main undertaking)

(the 10% Placement Period).

●	ASX Listing Rule 7.1A

The effect of Resolution 8 will be to allow the Directors of the Company to issue the equity securities under ASX Listing Rule 7.1A during the 10% Placement Period separate to the Company’s 15% placement capacity under ASX Listing Rule 7.1. Resolution 8 is a special resolution and therefore requires approval of 75% of the votes cast by Shareholders present and eligible to vote (in person, by proxy, by attorney or, in the case of a corporate shareholder, by a corporate representative).

SPECIFIC INFORMATION REQUIRED BY ASX LISTING RULE 7.3A

Pursuant to and in accordance with ASX Listing Rule 7.3A, information is provided in relation to the approval of the 10% Placement Facility as follows:

●	Any equity security issued will be issued at an issue price of not less than 75% of the VWAP for the Company’s equity securities over the 15 trading days immediately before:

(i)	The date on which the price at which the relevant equity securities are to be issued is agreed by the Company and the recipient of the relevant equity securities; or

(ii)	If the equity securities are not issued within 10 trading days of the date in paragraph (i) above, the date on which the equity securities are issued.

●	If Resolution 8 is approved by the Shareholders and the Company issues equity securities under the 10% Placement Facility, the existing Shareholders’ voting power in the Company would be diluted as shown in the below table (in the case of options, only if the options are exercised). There is a risk that:

(i)	the market price for the Company’s equity securities may be significantly lower on the date of the issue of the equity securities than on the date of the Meeting; and

(ii)	the equity securities may be issued at a price that is at a discount to the market price for the Company’s equity securities on the issue date,

which may have an effect on the quantum of funds raised by the issue of the equity securities.

The table below shows the dilution of existing shareholders on the basis of the current market price of the Company’s ordinary shares and the current number of ordinary securities for variable “A” calculated in accordance with the formula in ASX Listing Rule 7.1A(2) as at the date of the Notice. The table also shows:

●	Two examples where variable “A” has increased by 50% and 100%. Variable “A” is based on the number of ordinary shares the Company has on issue. The number of ordinary shares on issue may increase as a result of issues of ordinary shares that do not require shareholder approval (for example, a pro-rata entitlements issue or scrip issued under a takeover offer) or future specific placements under ASX Listing Rule 7.1 that are approved at a future shareholders’ meeting.

●	Two examples of where the price of ordinary shares has decreased by 50% and increased by 50% as against the current market price (being $0.285, the closing price of the Company’s ordinary shares at close of trading on 18 September 2020).

Variable “A” in ASX			Dilution
		$0.1425	$0.2850	$0.4275
Listing Rule 7.1A.2		50% decrease in	Deemed Price	50% Increase in
		Deemed Price		Deemed Price
Current Variable A	10% Voting Dilution	22,410,000 shares	22,410,000 shares	22,410,000 shares

224,100,006 shares	Funds raised	$3,193,425	$6,386,850	$9,580,275

Variable “A” in ASX			Dilution
		$0.1425	$0.2850	$0.4275
Listing Rule 7.1A.2		50% decrease in	Deemed Price	50% Increase in
		Deemed Price		Deemed Price

50% increase in	10% Voting Dilution	33,615,000 shares	33,615,000 shares	33,615,000 shares
current Variable A

336,150,009 shares	Funds raised	$4,790,137	$9,580,275	$14,370,412

100% increase in	10% Voting Dilution	44,820,000 shares	44,820,000 shares	44,820,000 shares
current Variable A

448,200,012 shares	Funds raised	$6,386,850	$12,773,700	$19,160,550

The table above has been prepared on the following assumptions:

●	The Company issues the maximum securities available under the ASX Listing Rule 7.1A being 10% of the Company’s shares on issue at the date of the Meeting.

●	No options or warrants are exercised into fully paid ordinary securities before the date of the issue of securities under ASX Listing Rule 7.1A.

●	The table does not demonstrate an example of dilution that may be caused to a particular Shareholder by reason of placements under ASX Listing Rule 7.1A, based on that shareholder’s holding at the date of the Meeting.

●	The table only demonstrates the effect of issues of securities under ASX Listing Rule 7.1A. It does not consider placements made under ASX Listing Rule 7.1, the “15% rule”.

●	The deemed price in the table is indicative only and does not consider the maximum 25% discount to market that the securities may be placed at under ASX Listing Rule 7.1A.

●	The table does not demonstrate the effect of listed options being issued under ASX Listing Rule 7.1A, it only considers the issue of the fully paid ordinary securities.

The Company may seek to issue the equity securities for cash consideration. In such circumstances, the Company intends to use the funds raised towards developing its existing business and any acquired business, or to fund new projects or business opportunities and/or general working capital.

The Company will comply with the disclosure obligations under ASX Listing Rules 7.1A(4) and 3.10.5A upon issue of any equity securities.

The Company’s allocation policy is dependent on the prevailing market conditions at the time of any proposed issue pursuant to the 10% Placement Facility. The identity of the allottees of equity securities will be determined on a case-by-case basis having regard to factors including but not limited to the following:

●	the methods of raising funds that are available to the Company, including but not limited to, rights issue or other issue in which existing security holders can participate;

●	the effect of the issue of the equity securities on the control of the Company;

●	the financial situation and solvency of the Company; and

●	advice from corporate, financial and broking advisers (if applicable).

Due to the forward looking nature of the approval, the allottees under the 10% Placement Facility have not been determined as at the date of the Notice but may include existing shareholders and/or new shareholders who are not related parties or associates of a related party of the Company

The Company has previously obtained shareholder approval under ASX Listing Rule 7.1A at its 2019 AGM. During the 12-month period preceding the proposed date of the Meeting, being on and from 6 November 2019, the Company issued a total of 17,740,465 ordinary shares under the Company’s 10% Placement Capacity under ASX Listing Rule 7.1A. Details as required by ASX Listing Rule 7.3A.6 for the issue are set out in Annexure B.

The Directors unanimously recommend Shareholders vote in favour of Resolution 8.

GLOSSARY

In the Notice and Memorandum the following terms have the following meanings:

10% Placement Facility means the ability to issue shares under Listing Rule 7.1A.

10% Placement Period has the meaning set out under the heading “10% Placement Period “ on page 23.

ADS means American Depository Share.

ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited.

ASX Listing Rules or Listing Rules means the listing rules of ASX.

Board means the board of directors of the Company.

Company or Immuron means Immuron Limited (ACN 063 114 045).

Constitution means the Company’s constitution.

Corporations Act means Corporations Act 2001 (Cth).

Director means a current director of the Company.

Fee Pool means the maximum aggregate annual amount that may be paid by the Company to its non-executive directors.

Incentive Option means an option to acquire Share by issue, having an exercise price of $0.12 (12 cents) and an expiry date 48 months after the date of issue.

Listing Rules means the Listing Rules of ASX.

Meeting means the General Meeting of the Shareholders of the Company to be held at 4:30pm (AEST) on Thursday, 29 October 2020, to which the Notice and Memorandum relate.

Memorandum means the explanatory memorandum to the Notice.

Notice means this Notice of the 2020 Annual General Meeting of the Company.

Plan means the Company’s Executive Share Option Plan.

Resolution means a resolution referred to in the Notice.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a holder of Shares.

Words importing the singular include the plural and vice versa.

All references to currency are in Australian dollars unless otherwise stated.

Annexure A

Incentive Option terms - refer to Resolutions 7A to 7E

The terms of the options proposed to be issued pursuant to Resolutions 7A to 7E are to be as follows:

●	Each option (an “Option”) entitles the holder to acquire one ordinary fully paid Share upon exercise.

●	The Options are exercisable at any time prior to 5.00pm AEST on the day 48 months after the issue date or the last ASX business day before that date if not an ASX business day (the Expiry Date) by completing an option exercise form (or such other form of written notice of exercise acceptable to the Directors) and delivering it or causing it to be given to the Company or its designated registry or agent (which may include delivery or giving by electronic means) together with making payment (which may be by bank transfer) for the number of shares in respect of which the Options are exercised (unless cashless exercise is permitted by law and selected) to the registered office of the Company. Any Option that has not been exercised prior to the Expiry Date automatically lapses.

●	The exercise price of the Options is $0.12 per Option payable in full, or to be deemed to have been paid in full cashless exercise is permitted by law and selected, on exercise.

●	The Options vest upon being issued. No vesting conditions, or performance criteria or hurdles for apply before Options vest. Subject to any requirements of the Listing Rules of ASX or Corporations Act 2001 (Cth), the Options and shares issued upon exercise of Options are not subject to escrow or restrictions on disposal. Options may only be exercised and shares issued upon exercise transferred as permitted by the securities trading policy of the Company applying at the time of exercise, if the holder is bound by the policy. No Option may be exercised if to do so would be unlawful including but not only if the issue of a share upon exercise would result in any person (alone or with its associates) obtaining or increasing a relevant interest in voting shares of the Company contrary to the Corporations Act.

●	Subject to the Corporations Act, the Listing Rules, the Constitution of the Company, and any restriction obligations (and, if applicable, the securities trading policy of the Company applicable at the time of exercise of an Option), Options are freely transferable.

●	All ordinary fully paid Shares issued upon exercise of Options will rank pari passu in all respects with, and will have the same terms as, the Company’s then issued ordinary fully paid Shares. The Company will apply for Official Quotation by ASX of all Shares issued upon exercise of Options, subject to any restriction obligations imposed by ASX.

●	The options will not give any right to participate in dividends until Shares are issued pursuant to the exercise of the relevant options.

●	There are no participation rights or entitlements inherent in the Options and holders will not be entitled to participate in new issues of capital offered to shareholders during the currency of the Options. The Company will ensure that Option holders will be allowed at least the minimum notice period specified in the Listing Rules of ASX at the time to exercise of Options prior to the record date in relation to any offer of securities made to shareholders.

●	In the event of any reconstruction (including consolidation, sub-division, reduction or return) of the issued capital of the Company prior to the Expiry Date, the number of Options or the exercise price of the Options or both shall be reconstructed in accordance with the Listing Rules applying to a reorganisation of capital at the time of the reconstruction.

●	The terms of the Company’s Executive Share Option Plan and, to the extent consistent with the Corporations Act, the Listing Rules, the applicable shareholder approval (if any) and the Plan, the terms of or contained or incorporated by reference in the offer of the Options supplement and apply to the extent they are consistent with the above terms.

ANNEXURE B

Resolution 8

AMOUNTS SPENT AND AMOUNT REMAINING ARE AS AT THE DATE OF THE NOTICE

Date	Quantity	Class	Recipients	Issue price and discount to Market Price (if applicable)	Cash

24 July 2020	17,740,465 Shares (IMC) (represented by 443,512 ADSs)	Fully Paid Ordinary Shares	Issued to unrelated institutional investors who did not require disclosure under Chapter 6D of the Corporations Act and who were identified by H.C. Wainwright & Co.	Issue price of USD $0.46875 (AUD $0.67). Market price at date of issue was AUD $0.4950. Percentage premium of 35%.

Cash (approximately USD$8.3 million) none of which has been used at the date of the Notice.

Funds raised will be used to further our Research and Development portfolio, expand on the preliminary SARS-CoV-2 neutralization findings, supporting our existing preclinical and clinical development projects and to support our marketing initiatives and provide ongoing working capital.

Immuron Limited | ABN 80 063 114 045

Proxy Voting Form

If you are attending the virtual Meeting please retain this Proxy Voting Form for online Securityholder registration.

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[HolderNumber]

Holder Number:
[HolderNumber]

Your proxy voting instruction must be received by **4:30PM (AEST) on Tuesday, 27 October 2020,** being **not later than 48 hours** before the commencement of the Meeting. Any Proxy Voting instructions received after that time will not be valid for the scheduled Meeting.

SUBMIT YOUR PROXY

Complete the form overleaf in accordance with the instructions set out below.

YOUR NAME AND ADDRESS

The name and address shown above is as it appears on the Company's share register. If this information is incorrect, and you have an Issuer Sponsored holding, you can update your address through the investor portal: **https://investor.automic.com.au/#/home** Shareholders sponsored by a broker should advise their broker of any changes.

STEP 1 – APPOINT A PROXY

If you wish to appoint someone other than the Chair of the Meeting as your proxy, please write the name of that Individual or body corporate. A proxy need not be a Shareholder of the Company. Otherwise if you leave this box blank, the Chair of the Meeting will be appointed as your proxy by default.

DEFAULT TO THE CHAIR OF THE MEETING

Any directed proxies that are not voted on a poll at the Meeting will default to the Chair of the Meeting, who is required to vote these proxies as directed. Any undirected proxies that default to the Chair of the Meeting will be voted according to the instructions set out in this Proxy Voting Form, including where the Resolutions are connected directly or indirectly with the remuneration of KMP.

STEP 2 - VOTES ON ITEMS OF BUSINESS

You may direct your proxy how to vote by marking one of the boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on the items of business, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

APPOINTMENT OF SECOND PROXY

You may appoint up to two proxies. If you appoint two proxies, you should complete two separate Proxy Voting Forms and specify the percentage or number each proxy may exercise. If you do not specify a percentage or number, each proxy may exercise half the votes. You must return both Proxy Voting Forms together. If you require an additional Proxy Voting Form, contact Automic Registry Services.

SIGNING INSTRUCTIONS

Individual: Where the holding is in one name, the Shareholder must sign.
Joint holding: Where the holding is in more than one name, all Shareholders should sign.
Power of attorney: If you have not already lodged the power of attorney with the registry, please attach a certified photocopy of the power of attorney to this Proxy Voting Form when you return it.
Companies: To be signed in accordance with your Constitution. Please sign in the appropriate box which indicates the office held by you.
Email Address: Please provide your email address in the space provided.

By providing your email address, you elect to receive all communications despatched by the Company electronically (where legally permissible) such as a Notice of Meeting, Proxy Voting Form and Annual Report via email.

CORPORATE REPRESENTATIVES

If a representative of the corporation is to attend the Meeting the appropriate 'Appointment of Corporate Representative' should be produced prior to admission. A form may be obtained from the Company's share registry online at https://automic.com.au.

Lodging your Proxy Voting Form:

Online:
Use your computer or smartphone to appoint a proxy at
https://investor.automic.com.au/#/loginsah
or scan the QR code below using your smartphone
Login & Click on 'Meetings'. Use the Holder Number as shown at the top of this Proxy Voting Form.

BY MAIL:
Automic
GPO Box 5193
Sydney NSW 2001

IN PERSON:
Automic
Level 5, 126 Phillip Street
Sydney NSW 2000

BY EMAIL:
meetings@automicgroup.com.au

BY FACSIMILE:
+61 2 8583 3040

All enquiries to Automic:
WEBCHAT: https://automicgroup.com.au/

PHONE: 1300 288 664 (Within Australia)
+61 2 9698 5414 (Overseas)

Sample

STEP 1 - How to vote

APPOINT A PROXY:

I/We being a Shareholder entitled to attend and vote at the Annual General Meeting of Immuron Limited, to be held virtually at **4:30PM (AEST) on Thursday, 29 October 2020,** hereby:

Appoint the Chair of the Meeting (Chair) OR if you are not appointing the Chair of the Meeting as your proxy, please write in the box provided below the name of the person or body corporate you are appointing as your proxy or failing the person so named or, if no person is named, the Chair, or the Chair's nominee, to vote in accordance with the following directions, or, if no directions have been given, and subject to the relevant laws as the proxy sees fit and at any adjournment thereof.

The Chair intends to vote undirected proxies in favour of all Resolutions in which the Chair is entitled to vote.

Unless indicated otherwise by ticking the "for"," against" or "abstain" box you will be authorising the Chair to vote in accordance with the Chair's voting intention.

AUTHORITY FOR CHAIR TO VOTE UNDIRECTED PROXIES ON REMUNERATION RELATED RESOLUTIONS

Where I/we have appointed the Chair as my/our proxy (or where the Chair becomes my/our proxy by default), I/we expressly authorise the Chair to exercise my/our proxy on Resolution(s) 1, 4, 5, 6a-6e & 7a-7e. (except where I/we have indicated a different voting intention below) even though Resolution(s) 1, 4, 5, 6a-6e & 7a-7e are connected directly or indirectly with the remuneration of a member of the Key Management Personnel, which includes the Chair.

VIRTUAL PARTICIPATION AT THE AGM:

The company is pleased to provide shareholders with the opportunity to attend and participate in a virtual Meeting through an online meeting platform powered by Automic, where shareholders will be able to watch, listen, and vote online.

To access the virtual meeting:

1. Open your internet browser and go to **investor.automic.com.au**
2. Login with your username and password or click "**register**" if you haven't already created an account. **Shareholders are encouraged to create an account prior to the start of the meeting to ensure there is no delay in attending the virtual meeting**

Further information on how to do this is set out in the Notice of Meeting. The Explanatory Notes that accompany and form part of the Notice of Meeting describe the various matters to be considered.

STEP 2 – Your voting direction

	Resolutions	For	Against	Abstain
1.	Non-Binding Resolution To Adopt Remuneration Report			
2.	Re-Election Of Dr Roger Aston As A Director			
3.	Ratification Of Prior Issue Of Shares - Public Offering Of ADSs			
4.	Approval To Refresh Executive Share Option Plan			
5.	Adoption Of Non-Executive Director Remuneration Pool			
6a.	Approval To Issue Shares To A Director – Dr Roger Aston			
6b.	Approval To Issue Shares To A Director – Mr Daniel Pollock			
6c.	Approval To Issue Shares To A Director – Prof. Ravi Savarirayan			

	Resolutions	For	Against	Abstain
6d.	Approval To Issue Shares To A Director – Mr Stephen Anastasiou			
6e.	Approval To Issue Shares To A Director – Mr Peter Anastasiou			
7a.	Approval To Issue Options To Dr Roger Aston			
7b.	Approval To Issue Options To Mr Daniel Pollock			
7c.	Approval To Issue Options To Prof. Ravi Savarirayan			
7d.	Approval To Issue Options To Mr Stephen Anastasiou			
7e.	Approval To Issue Options To Mr Peter Anastasiou			
8.	Approval Of 10% Placement Facility			

Please note: *If you mark the abstain box for a particular Resolution, you are directing your proxy not to vote on that Resolution on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.*

STEP 3 – Signatures and contact details

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director / Company Secretary

Contact Name:

Email Address:

Contact Daytime Telephone

Date (DD/MM/YY)

__ / __ / __

By providing your email address, you elect to receive all of your communications despatched by the Company electronically (where legally permissible).

[HolderNumber] IMC

[HolderNumber]